UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Constellation Brands, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class A 21036P 10 8

Class B 21036P 20 7

(CUSIP Number)

David M. Silk, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 W 52nd Street

New York, NY 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS Richard Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 149,876 Class B Shares 37,350
	8	SHARED VOTING POWER Class A Shares 891,078 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 149,876 Class B Shares 37,350
	10	SHARED DISPOSITIVE POWER Class A Shares 6,374,920 Class B Shares 22,746,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 6,524,796 (29,308,932 if Class B Shares were converted) Class B Shares 22,784,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 4.1% (16.1% if Class B Shares were converted) Class B Shares 98.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS Robert Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 558,814 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 891,035 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 558,814 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 6,374,877 Class B Shares 22,746,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 6,933,691 (29,680,477 if Class B Shares were converted) Class B Shares 22,746,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 4.4% (16.3% if Class B Shares were converted) Class B Shares 98.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS Abigail Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 37,415 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 37,415 Class B Shares
	10	SHARED DISPOSITIVE POWER Class A Shares 1,190,908 Class B Shares 8,073,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,228,323 (9,302,179 if Class B Shares were converted) Class B Shares 8,073,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.8% (5.6% if Class B Shares were converted) Class B Shares 34.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS Zachary Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 54,030 Class B Shares 20,695
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 54,030 Class B Shares 20,695
	10	SHARED DISPOSITIVE POWER Class A Shares 1,190,908 Class B Shares 8,073,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,244,938 (9,339,489 if Class B Shares were converted) Class B Shares 8,094,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.8% (5.6% if Class B Shares were converted) Class B Shares 34.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS Astra Legacy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 5,484,000 Class B Shares 22,746,942
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 5,484,000 (28,230,942 if Class B Shares were converted) Class B Shares 22,746,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 3.4% (15.5% if Class B Shares were converted) Class B Shares 98.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS A&Z 2015 Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 1,190,908 Class B Shares 8,073,856
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 1,190,908 Class B Shares 8,073,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,190,908 (9,264,764 if Class B Shares were converted) Class B Shares 8,073,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.7% (5.5% if Class B Shares were converted) Class B Shares 34.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS RSS 2015 Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 250,000 Class B Shares 1,162,492
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 250,000 Class B Shares 1,162,492

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 250,000 (1,412,492 if Class B Shares were converted) Class B Shares 1,162,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.2% (0.9% if Class B Shares were converted) Class B Shares 5.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS RES Master LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 149,876 Class B Shares 37,350
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 149,876 Class B Shares 37,350
	10	SHARED DISPOSITIVE POWER Class A Shares 5,483,842 Class B Shares 22,746,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 5,633,718 (28,417,854 if Class B Shares were converted) Class B Shares 22,784,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 3.5% (15.6% if Class B Shares were converted) Class B Shares 98.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS RSS Master LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 558,814 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 558,814 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 5,483,842 Class B Shares 22,746,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 6,042,656 (28,789,442 if Class B Shares were converted) Class B Shares 22,746,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 3.8% (15.8% if Class B Shares were converted) Class B Shares 98.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS RCT 2020 Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 675,000
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 675,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 0 (675,000 if Class B Shares were converted) Class B Shares 675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0% (0.4% if Class B Shares were converted) Class B Shares 2.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS WildStar Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 5,483,842 Class B Shares 22,746,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 5,483,842 (28,230,628 if Class B Shares were converted) Class B Shares 22,746,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 3.4% (15.5% if Class B Shares were converted) Class B Shares 98.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS The Stockholders Group (described below)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 7,083,768 Class B Shares 22,784,292
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 7,083,768 Class B Shares 22,784,292

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 7,083,768 (29,868,060 if Class B Shares were converted) Class B Shares 22,784,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 4.4% (16.4% if Class B Shares were converted) Class B Shares 98.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS RES Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 5,300,000
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 5,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 0 (5,300,000 if Class B Shares were converted) Class B Shares 5,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0% (3.2% if Class B Shares were converted) Class B Shares 22.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS SER Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 2,006,508 Class B Shares 681,036
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 2,006,508 Class B Shares 681,036

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 2,006,508 (2,687,544 if Class B Shares were converted) Class B Shares 681,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 1.3% (1.7% if Class B Shares were converted) Class B Shares 2.9%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS RHT 2015 Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 1,350,000
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 1,350,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 0 (1,350,000 if Class B Shares were converted) Class B Shares 1,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0% (0.8% if Class B Shares were converted) Class B Shares 5.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS RSS Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 4,518,258
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 4,518,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 0 (4,518,258 if Class B Shares were converted) Class B Shares 4,518,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0% (2,8% if Class B Shares were converted) Class B Shares 19.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS SSR Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 1,852,994 Class B Shares 311,144
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 1,852,994 Class B Shares 311,144

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,852,994 (2,164,138 if Class B Shares were converted) Class B Shares 311,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 1.2% (1.4% if Class B Shares were converted) Class B Shares 1.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS RCT 2015 Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 675,000
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 675,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 0 (675,000 if Class B Shares were converted) Class B Shares 675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0% (0.4% if Class B Shares were converted) Class B Shares 2.9%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS MAS Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 183,432 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 183,432 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 183,432 (183,432 if Class B Shares were converted) Class B Shares 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.1% (0.1% if Class B Shares were converted) Class B Shares 0.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS NSDT 2009 STZ LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 20,695
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 20,695
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 0 (20,695 if Class B Shares were converted) Class B Shares 20,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0 (0.0% if Class B Shares were converted) Class B Shares 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS NSDT 2011 STZ LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 20,615 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 20,615 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 20,615 (20,615 if Class B Shares were converted) Class B Shares 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0% (0.0% if Class B Shares were converted) Class B Shares 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS RSS Business Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 156
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 156
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 0 (156 if Class B Shares were converted) Class B Shares 156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0% (0.0% if Class B Shares were converted) Class B Shares 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS SSR Business Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 158 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 158 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 158 (158 if Class B Shares were converted) Class B Shares 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0% (0.0% if Class B Shares were converted) Class B Shares 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS LES Lauren Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 80,637 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 80,637 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 80,637(80,637 if Class B Shares were converted) Class B Shares 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.1% (0.1% if Class B Shares were converted) Class B Shares 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS MES Mackenzie Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 74,091 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 74,091 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 74,091 (74,091 if Class B Shares were converted) Class B Shares 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0% (0.0% if Class B Shares were converted) Class B Shares 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS The Marilyn Sands Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 322,666 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 322,666 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 322,666 (322,666 if Class B Shares were converted) Class B Shares 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.2% (0.2% if Class B Shares were converted) Class B Shares 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7

1	NAME OF REPORTING PERSONS Sands Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 818,154 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 818,154 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 818,154 (818,154 if Class B Shares were converted) Class B Shares 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.5% (0.5% if Class B Shares were converted) Class B Shares 0.0%
14	TYPE OF REPORTING PERSON CO

Amendment No. 9 to Schedule 13D

This Amendment is being filed by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, Astra Legacy LLC (“Astra Legacy”), A&Z 2015 Business Holdings LP (“A&Z 2015 Holdings”), RSS 2015 Business Holdings LP (“RSS 2015 Holdings”), RES Master LLC, RSS Master LLC, RCT 2020 Investments LLC, WildStar Partners LLC (“WildStar Partners”), RES Business Holdings LP (“RES Holdings”), SER Business Holdings LP (“SER Holdings”), RHT 2015 Business Holdings LP (“RHT 2015 Holdings”), RSS Business Holdings LP (“RSS Holdings”), SRR Business Holdings LP (“SSR Holdings”), RCT 2015 Business Holdings LP (“RCT 2015 Holdings”), MAS Business Holdings LP (“MAS Holdings”), NSDT 2009 STZ LLC, NSDT 2011 STZ LLC, RSS Business Management LLC (“RSS Management”), SSR Business Management LLC (“SSR Management”), LES Lauren Holdings LLC, MES Mackenzie Holdings LLC, The Marilyn Sands Master Trust, Sands Family Foundation and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) comprised of Richard Sands, Robert Sands, Astra Legacy and WildStar Partners (the “Group”). All of the foregoing, including the Group, may be deemed to be acting as a group for purposes of Section 13 of the Exchange Act.

This Amendment amends the amended and restated Schedule 13D filed in October, 2001 by Richard Sands, Robert Sands, Marilyn Sands, CWCP-I, a trust for the benefit of Andrew Stern M.D. under the Will of Laurie Sands (the “Marital Trust”), a trust created under Irrevocable Trust Agreement dated November 18, 1987 (the “Grandchildren’s Trust”), and a stockholder group (the “Amended Schedule 13D”), as the Schedule 13D was amended by (i) the Schedule 13D Amendment No. 2 filed on August 3, 2006 by Richard Sands, Robert Sands, the Grandchildren’s Trust, Laurie Sands’ Children’s Trust, Richard Sands’ Children’s Trust, Robert Sands’ Children’s Trust and Richard Sands’ Heirs’ Trust (the “Second Amendment”), (ii) the Schedule 13D Amendment No. 3 filed on February 17, 2009 by Richard Sands, Robert Sands, CWCP-I, the Marital Trust, Abigail Bennett, RES Holdings, RES Business Management LLC (“RES Management”), RSS Holdings, RSS Management, and a stockholder group (the “Third Amendment”), (iii) the Schedule 13D Amendment No. 4 filed on April 30, 2009 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, CWCP-I, the Marital Trust and a stockholder group (the “Fourth Amendment”), (iv) the Schedule 13D Amendment No. 5 filed on July 8, 2011 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, CWCP-I, CWCP-II and a stockholder group, (v) the Schedule 13D Amendment No. 6 filed on June 12, 2017 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, A&Z 2015 Holdings, A&Z 2015 Business Management LLC (“A&Z 2015 Management”), RCT 2015 Holdings, RCT 2015 Business Management LLC (“RCT 2015 Management”), RHT 2015 Holdings, RHT 2015 Business Management LLC (“RHT 2015 Management”), RSS 2015 Holdings, RSS 2015 Business Management LLC (“RSS 2015 Management”), WildStar Partners, RRA&Z Holdings LLC (“RRA&Z Holdings”) and a stockholder group (the “Sixth Amendment”), (vi) the Schedule 13D Amendment No. 7 filed on January 19, 2018 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, Astra Legacy and a stockholders group (the “Seventh Amendment”), and (vii) the Schedule 13D Amendment No. 8 filed on April 2, 2022 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, Astra Legacy, A&Z 2015 Holdings, RSS 2015 Business Holdings, RES Master LLC, RSS Master LLC, RCT 2020 Investments LLC, WildStar Partners and a stockholders group (the “Eighth Amendment”, together with the Amended Schedule 13D, the Second Amendment, Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment and the Seventh Amendment, the “Schedule 13D”).

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The classes of equity securities to which this Amendment No. 9 to Schedule 13D (this “Amendment”) relates are the Class A Common Stock, par value

$0.01 per share (the “Class A Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Stock”, and together with the Class A Stock, the “Common Stock”), of Constellation Brands, Inc., a Delaware corporation with its principal offices at 207 High Point Drive, Building 100, Victor, New York 14564 (the “Company”).

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby revised and supplemented with the following:

(a) – (c)

23.	SER Business Holdings LP, a Delaware limited partnership
24.	RHT 2015 Business Holdings LP, a Delaware limited partnership
25.	SSR Business Holdings LP, a Delaware limited partnership
26.	NSDT 2009 STZ LLC, a Delaware limited liability company
27.	NSDT 2011 STZ LLC, a Delaware limited liability company
28.	SSR Business Management LLC, a Delaware limited liability company
29.	LES Lauren Holdings LLC, a Delaware limited liability company
30.	MES Mackenzie Holdings LLC, a Delaware limited liability company
31.	Marilyn Sands Master Trust, a Florida trust
32.	MAS Business Holdings LP, a Delaware limited partnership
33.	Sands Family Foundation, a Virginia corporation

The principal business of each of the above-referenced entities, except the Sands Family Foundation, is investment. The principal business of the Sands Family Foundation is charitable giving.

(d)-(e) None of the Reporting Persons or the Group members has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On June 30, 2022, the Reporting Persons and certain of their related entities (the “Family Stockholders”) entered into a reclassification agreement with the Company (the “Reclassification Agreement”), which provides that (among other things), following the satisfaction of the conditions thereto, the Company will amend and restate its Restated Certificate of Incorporation (the “Charter Amendment”). Upon the Charter Amendment being duly filed with the Delaware Secretary of State (the “Effective Time”), among other things, each share of Class B Stock issued and outstanding immediately prior to the Effective Time will be reclassified, exchanged and converted into one share of Class A Stock and the right to receive $64.64 in cash, without interest (such transaction, the “Reclassification”). The Company has disclosed that it intends to seek incremental third party financing to fund the cash portion of the consideration. The Company has the ability to substitute up to $500 million of such cash consideration with additional shares of Class A Stock if the Company’s available cash at the Effective Time is insufficient to pay the total cash consideration.

Assuming (1) that the number of shares of Class A Stock that will be issued and outstanding at the completion of the proposed Reclassification is equal to the number of shares of Class A Stock issued and outstanding as disclosed by the Company in the Reclassification Agreement, (2) that there is no substitution of additional shares of Class A Stock for a portion of the cash consideration and (3) that there are no transactions in the Common Stock by the Family Stockholders prior to the completion of the proposed Reclassification, the Family Stockholders will, collectively, hold approximately 17% of the issued and outstanding Class A Stock immediately following the Effective Time.

The completion of the Reclassification is subject to customary conditions, including, (1) approval of the Charter Amendment by the affirmative vote of the holders of (a) a majority of the voting power of the issued and outstanding shares of Class A Stock and Class B Stock entitled to vote thereon, voting together as a single class, (b) a majority of the issued and outstanding shares of Class B Stock, and (c) the affirmative vote of at least 50.3% of the issued and outstanding shares of Class A Stock held by the Unaffiliated Class A Holders (as defined in the Reclassification Agreement), (2) the effectiveness of the Company’s registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Reclassification, (3) approval by the New York Stock Exchange of the listing of the shares of Class A Stock into which the Class B Stock will be reclassified, exchanged and converted into, subject to official notice of issuance; and (4) the accuracy of the representations and warranties of each party (subject to materiality qualifiers) and compliance in all material respects by each party with its obligations under the Reclassification Agreement.

The Company has agreed to call and hold a special meeting of shareholders for the purpose of seeking the approval of the Company’s shareholders for the Reclassification (the “Special Meeting”) and, in connection therewith, the Family Stockholders agreed to vote all of their shares of Class A Stock and Class B Stock (1) in favor of the Charter Amendment at the Special Meeting (and any proposal to postpone or adjourn the Special Meeting if there are not sufficient votes to approve the Charter Amendment or to establish a quorum on the date on which the Special Meeting is held), (2) unless otherwise directed in writing by the special committee of the board of directors of the Company (the “Board”), against any action, agreement or transaction that would reasonably be expected to result in any of the conditions precedent to the completion of the Reclassification not being satisfied by a specified outside date and (3) against any other action, agreement or transaction involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent or materially impair or materially delay the consummation of the Reclassification. The Family Stockholders have agreed to certain restrictions in respect of the transfer of shares of Class A Stock and Class B Stock up until the Effective Time.

The Reclassification Agreement also sets forth the arrangements between the Company and the Family Stockholders relating to certain post-closing matters.

Until the fifth anniversary of the Effective Time, WildStar Partners will have the right (so long as there have not been certain breaches of the Reclassification Agreement) to designate (i) two individuals for nomination to the Board so long as the Family Stockholders collectively beneficially own at least 10% of the total issued and outstanding shares of Class A Stock and (ii) one individual for nomination to the Board so long as the Family Stockholders collectively beneficially own at least 5% (but less than 10%) of the total issued and outstanding shares of Class A Stock. Following the fifth anniversary of the Effective Time, WildStar Partners will have the right (so long as there have not been certain breaches of the Reclassification Agreement) to designate one individual for nomination to the Board so long as the Family Stockholders collectively beneficially own at least 5% of the total issued outstanding shares of Class A Stock.

The Reclassification Agreement provides for standstill limitations for a period of five years following the Effective Time (or, if later, until such time as all director designees of WildStar Partners have resigned from the Board). During the standstill period, the Family Stockholders will not, directly or indirectly, other than in any Family Stockholder’s capacity as a member of the Board, and will use their reasonable best efforts to cause their representatives that are acting on their behalf in connection with the Reclassification Agreement to not, directly or indirectly, except with the prior written approval of the Board (excluding WildStar Partners’ director designee(s)):

•

acquire or offer to acquire any shares of Company capital stock other than shares of Class A Stock and Class 1 Common Stock, par value $0.01 per share (“Class 1 Stock”) acquired pursuant to (1) the Reclassification, (2) conversions of existing shares of Class 1 Stock into shares of Class A Stock pursuant to the provisions of the Company’s charter, (3) annual compensation grants or other equity compensation to the Family Stockholders as a result of their status as a member of the Board and (4) certain other transfers otherwise permitted by the Reclassification Agreement;

•

(1) make, or in any way participate in, directly or indirectly, any “solicitation” (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including any otherwise exempt solicitation pursuant to Rule 14a-2(b) under the Exchange Act) to vote or refrain from voting any shares of Company capital stock, (2) call or seek to call a meeting of stockholders or (3) seek to advise or influence any person with respect to the voting of any shares of Company capital stock;

•

other than (1) to effectuate the nomination and election of any WildStar Partners director designee or (2) such actions that are consistent with the Board’s public recommendation on any director nomination or stockholder proposal, seek the removal of any member of the Board (including through any “withhold” or similar campaign) or submit, initiate, participate in or knowingly encourage any director nomination or stockholder proposal with respect to the Company;

•

propose any merger, share exchange, business combination, tender or exchange offer, restructuring, recapitalization, liquidation or similar transaction of or involving, or any sale or other disposition or acquisition of a material portion of the consolidated assets of, the Company;

•	act, alone or in concert with others, to seek to change, control or influence, in any manner, the business, policies or affairs of the Company and its subsidiaries;

•	publicly disclose any intention, plan or arrangement, or enter into any negotiations, arrangements or understandings with any person(s), which are inconsistent with any of the foregoing;

•	advise, knowingly assist, knowingly encourage or direct any person to do any of the foregoing; or

•

contest the validity of these standstill provisions or make any request to amend, waive or terminate such provisions that would reasonably be expected to require the Company or such Family Stockholder to publicly disclose such request.

The Reclassification Agreement also imposes certain transfer restrictions with respect to the shares of common stock held by the Family Stockholders following the Effective Time, including a prohibition on transfer of more than 7,957,925 of shares of Class A Stock during an initial 3-year lock-up period (subject to certain additional limitations).

The Reclassification Agreement provides that, at the completion of the Reclassification, the Company and the Family Stockholders will enter into a registration rights agreement, pursuant to which the Family Stockholders will be provided certain rights relating to the registration of their common stock.

The Reclassification Agreement contains certain termination rights, including the right of either party to terminate for specified breaches of the other party (subject to a cure period), if the requisite stockholder approvals are not obtained or if the Reclassification does not occur on or prior to June 30, 2023.

In addition to the provisions stated above, the Reclassification Agreement contains customary representations, warranties and covenants of each of the parties thereto for a transaction of this type.

At the Effective Time, the Board will also (i) amend and restate the bylaws of the Company to implement certain conforming changes in connection with the Charter Amendment and to implement certain other changes to update the bylaws in accordance with best corporate practices, including adopting a majority standard in uncontested elections of directors, (ii) amend and restate the Board Corporate Governance Guidelines and the Corporate Governance and Responsibility Committee Charter to reflect modernizing, clarifying, and conforming changes in connection with the Charter Amendment and Bylaws amendment, and (iv) adopt a Board anti-pledging policy applicable to directors and executive officers. Individuals nominated by WildStar for appointment to the Board will be permitted to continue to pledge their shares subject to certain limitations set forth in the Reclassification Agreement. Pursuant to the Reclassification Agreement, the Company shall also take all necessary action so that Messrs. Robert and Richard Sands become, as applicable, Non-Executive Chairman of the Board and a Board member, respectively, as of and immediately following the Effective Time.

The description of the Reclassification Agreement set forth above does not purport to be complete and is qualified in its entirety by the full text of the Reclassification Agreement, a copy of which is attached hereto as Exhibit 99.2, and incorporated herein by reference.

Intervening Transactions:

Between the date of the Eighth Amendment and the date hereof, the transactions described below occurred and affected the beneficial ownership of certain of the Reporting Persons:

•	Robert Sands received an aggregate of 913 shares of Class A Stock upon the vesting of restricted stock units

•	Robert Sands transferred 913 shares to RSS Master LLC. The sole member of RSS Master LLC is the Robert Sands Master Trust, of which Robert Sands serves as trustee and is the sole beneficiary.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby revised and supplemented with the following:

The tables below set forth the shares of Class A Stock and Class B Stock beneficially owned by each Reporting Person and the Group. The percentages of ownership were calculated on the basis of 159,334,663 shares of Class A Stock and 23,205,885 shares of Class B Stock outstanding as of June 27, 2022. Shares of Class B Stock are convertible into shares of Class A Stock on a one-to-one basis at any time and at the option of the holder.

			Class A Stock
	Amount and Nature of Beneficial Ownership
					Sole		Shared		Total Shares (1)		Percent of Class (1)
	Sole		Shared		Power		Power				Class
Name and Address of Beneficial Owner	Power to Vote		Power to Vote		to Dispose		to Dispose		Class A Only	If Class B Converted	A Only	If Class B Converted
Robert Sands	558,814	(2)	891,035	(3)	558,814	(2)	6,374,877	(3)	6,933,691	29,680,477	4.4%	16.3%
Richard Sands	149,876	(4)	891,078	(5)	149,876	(4)	6,374,920	(5)	6,524,796	29,308,932	4.1%	16.1%
Abigail Bennett	37,415		—		37,415		1,190,908	(7)	1,228,323	9,302,179	0.8%	5.6%
Zachary Stern	54,030	(6)	—		54,030	(6)	1,190,908	(7)	1,244,938	9,339,489	0.8%	5.6%
Astra Legacy LLC (8)	—		5,484,000		—		—		5,484,000	28,230,942	3.4%	15.5%
Stockholders Group Pursuant to Section13(d)(3) of the Securities Exchange Act of 1934 (9)	—		7,083,768		—		7,083,768		7,083,768	29,868,060	4.4%	16.4%
LES Lauren Holdings LLC	80,637		—		80,637		—		80,637	80,637	0.1%	0.1%
MES Mackenzie Holdings LLC	74,091		—		74,091		—		74,091	74,091	0.0%	0.0%
Marilyn Sands Master Trust	322,666		—		322,666		—		322,666	322,666	0.2%	0.2%

	Class B Stock
	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Sole Power to Vote		Shared Power to Vote	Sole Power to Dispose		Shared Power to Dispose		Total	Percent of Class
Robert Sands	—		—	—		22,746,786	(3)	22,746,786	98.0%
Richard Sands	37,350	(4)	—	37,350	(4)	22,746,786	(5)	22,784,136	98.2%
Abigail Bennett	—		—	—		8,073,856	(7)	8,073,856	34.8%
Zachary Stern	20,695	(6)	—	20,695	(6)	8,094,551	(7)	8,094,551	34.9%
Astra Legacy LLC (8)	—		22,746,942	—		—		22,746,942	98.0%
Stockholders Group Pursuant to Section13(d)(3) of the Securities Exchange Act of 1934 (9)	—		22,784,292	—		22,784,292		22,784,292	98.2%

(1)

The numbers and percentages reported do not take into account shares of Class A Stock that can be received upon the conversion of Class 1 Stock owned as of December 31, 2021 or that can be purchased by exercising stock options that are exercisable on or within sixty (60) days after December 31, 2021 (together, the “Class 1 Shares”). These shares are not taken into account because, in accordance with the Company’s certificate of incorporation, any shares of Class A Stock issued upon conversion of shares of Class 1 Stock must be sold immediately in connection with the conversion and, therefore, cannot be held by the beneficial owner of the Class 1 Shares. However, the numbers of shares and percentages of ownership taking into account the shares of Class A Stock that can be received upon the conversion of Class 1 Shares are provided in footnotes where appropriate.

(2)

The reported shares of Class A Stock with respect to which Robert Sands has sole power to vote or dispose (i) include 550,214 shares of Class A Stock held by RSS Master LLC, a limited liability company that is owned by a trust for which Mr. Sands serves as trustee and sole beneficiary, and (ii) as noted in footnote (1), exclude 1,244,467 shares of Class A Stock that can be received upon conversion of Class 1 Shares held by RSS Master LLC. If the shares of Class A Stock that can be received upon the conversion of the Class 1 Shares were included in the shares of Class A Stock beneficially owned by Mr. Sands, Mr. Sands would beneficially own a total of (i) 8,161,566 shares of Class A Stock, representing 5.0% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were not converted, and (ii) 30,908,352 shares of Class A Stock, representing 16.3% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were converted.

(3)

The reported shares of Class A Stock over which Robert Sands has the shared power to vote or dispose include (i) 874,443 shares of Class A Stock held by two family foundations where Robert Sands serves as a director and officer, and (ii) 16,592 shares of Class A Stock held directly by a nonreporting person for which Mr. Sands was granted a power of attorney. Mr. Sands disclaims beneficial ownership of such shares. The reported shares of Class A Stock and Class B Stock over which Robert Sands has the shared power to dispose also include 5,483,842 shares of Class A Stock and 22,746,786 shares of Class B Stock held by several family limited partnerships of which Mr. Sands indirectly controls a co-general partner. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. The reported shares are also included in the shares reported as beneficially owned by Richard Sands and the stockholders group described in footnote (9). Amounts reflected in the tables above do not include 21,098 shares of Class A Stock owned directly, or indirectly, by Robert Sands’ spouse. Mr. Sands disclaims beneficial ownership of such shares.

(4)

The reported shares of Class A Stock with respect to which Richard Sands has sole power to vote or dispose (i) include 149,876 shares of Class A Stock held by RES Master LLC, a limited liability company that is wholly-owned by a trust, for which Mr. Sands serves as trustee and sole beneficiary, and (ii) as noted in footnote (1), exclude 952,282 shares of Class A Stock that can be received upon conversion of Class 1 Shares, and the reported shares of Class B Stock with respect to which Richard Sands has sole power to vote or dispose include 37,350 shares of Class B Stock held by RES Master LLC. If the shares of Class A Stock that can be received upon the conversion of Mr. Sands’ Class 1 Shares were included in the shares of Class A Stock beneficially owned by Mr. Sands, Mr. Sands would beneficially own a total of (i) 7,460,443 shares of Class A Stock, representing 4.1% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were not converted, and (ii) 30,207,229 shares of Class A Stock, representing 16.1% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were converted.

(5)

The reported shares of Class A Stock over which Richard Sands has the shared power to vote or dispose include (i) 874,443 shares of Class A Stock held by two family foundations where Mr. Sands serves as a director and officer, (ii) 43 shares of Class A Stock held by certain trusts for which Mr. Sands serves as co-trustee, of which neither he nor any of his immediate family members are beneficiaries, and (iii) 16,592 shares of Class A Stock held directly by a non-reporting person for which Mr. Sands was granted a power of attorney. Mr. Sands disclaims beneficial ownership of such shares. The reported shares of Class A Stock and Class B Stock over which Richard Sands has the shared power to dispose also include 5,483,842 shares of Class A Stock and 22,746,786 shares of Class B Stock held by several family limited partnerships of which Mr. Sands indirectly controls a co-general partner. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. The reported shares are also included in the shares reported as beneficially owned by Robert Sands and the stockholders group described in footnote (9). Amounts reflected in the tables above do not include 15,720 shares of Class A Stock owned by Richard Sands’ spouse. Mr. Sands disclaims beneficial ownership of such shares.

(6)

The reported shares of Class A Stock and Class B Stock over which Zachary Stern has the sole power to vote and dispose include 20,615 shares of Class A Stock and 20,695 shares of Class B Stock held by family owned limited liability companies of which Mr. Stern is the manager. The reporting of such shares as beneficially owned by Mr. Stern shall not be construed as an admission that she is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise.

(7)

The reported shares of Class A Stock and Class B Stock over which Ms. Bennett and Mr. Stern have shared power to dispose include 1,190,908 shares of Class A Stock and 8,073,856 shares of Class B Stock held by A&Z 2015 Holdings. The reporting of such shares as beneficially owned by Ms. Bennett and Mr. Stern shall not be construed as an admission that either of them is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. The reported shares are also included in the shares reported as beneficially owned by Robert Sands, Richard Sands, Astra Legacy LLC and the stockholders group described in footnote (9).

(8)

Astra Legacy LLC serves as voting manager to various Sands family entities. Certain of the reported shares are also included in the number of shares beneficially owned by each such entity, Robert Sands, Richard Sands, Abigail Bennett, Zachary Stern, and the stockholders group described in footnote (9).

(9)

The stockholders group, as reported, consists of Robert Sands, Richard Sands, Astra Legacy and WildStar Partners. The reporting of shares as beneficially owned by the stockholders group shall not be construed as an admission that an agreement to act in concert exists or that the stockholders group is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise. The shares reported as beneficially owned by Robert Sands, Richard Sands, Astra Legacy and WildStar Partners are included in the shares reported as beneficially owned by the stockholders group. If the shares of Class A Stock that can be received upon the conversion of Robert Sands’ and Richard Sands’ Class 1 Shares were included in the shares of Class A Stock beneficially owned by the stockholders group, the stockholders group would beneficially own a total of (i) 9,280,517 shares of Class A Stock, representing 5.6% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by the stockholders group were not converted, and (ii) 32,064,809 shares of Class A Stock, representing 16.9% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by the stockholders group were converted. Certain shares of Class A Stock and Class B Stock were pledged as set forth in Item 6 below. All of these pledged shares are included in the shares reported as beneficially owned by the stockholders group. Subject to the terms of the various credit facilities, the number of shares of Class A Stock and Class B Stock pledged to secure the credit facilities may increase or decrease from time to time and may be moved by the applicable pledgors among the various financial institutions from time to time. In the event of noncompliance with certain covenants under the credit facilities, the financial institutions have certain remedies including the right to sell the pledged shares subject to certain protections afforded to the borrowers and pledgors. However, pursuant to the terms of the various credit facilities, the financial institutions would be required to convert the Class B Stock to Class A Stock prior to any sales.

None of the Reporting Persons has engaged in any transaction involving any Class A Stock or Class B Stock during the past sixty (60) days of the date hereof except that, on May 9, 2022, Robert Sands transferred 913 shares of Class A Stock to RSS Master LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Reclassification Agreement set forth under Item 4 of this Schedule 13D and the full text of the Reclassification Agreement, a copy of which is attached hereto as Exhibit 99.2, are each incorporated herein by reference.

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A and Class B Stock to Goldman Sachs Bank USA for loans made to a Sands family investment vehicle (each, a “Borrower”) under one or more credit facilities:

Pledgor	Number of Shares of Class A Stock
The Marilyn Sands Master Trust	322,666
MAS Holdings	183,432
Total Pledged Shares	506,098

Number
of Shares
of Class
Pledgor	B Stock
RES Holdings	950,000

Total Pledged Shares	950,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A and Class B Stock to Merrill Lynch for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
A&Z 2015 Holdings	400,000
SER Holdings	1,350,000
LES Lauren Holdings LLC	80,637
MES Mackenzie Holdings LLC	74,091

Total Pledged Shares	1,904,728

Pledgor	Number of Shares of Class B Stock
A&Z 2015 Holdings	1,600,000
RES Holdings	3,650,000

Total Pledged Shares	5,250,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock and Class B Stock to Manufacturers and Traders Trust Company for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
RSS Master LLC	5,000

Total Pledged Shares	5,000

Pledgor	Number of Shares of Class B Stock
RSS Holdings	875,000

Total Pledged Shares	875,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock and Class B Stock to Stifel Financial Corp. for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
SER Holdings	100,000

Total Pledged Shares	100,000

Pledgor	Number of Shares of Class B Stock
A&Z 2015 Holdings	218,964
SER Holdings	681,036

Total Pledged Shares	900,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A and Class B Stock to U.S. Bank for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
SSR Holdings	215,000

Total Pledged Shares	215,000

Pledgor	Number of Shares of Class B Stock
RSS Holdings	610,000

Total Pledged Shares	610,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class B Stock to Citibank for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class B Stock
RSS Holdings	1,700,000

Total Pledged Shares	1,700,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class B Stock to JPMorgan Chase for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class B Stock
RCT 2020 Investments LLC	675,000

Total Pledged Shares	675,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class B Stock to KeyBank for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class B Stock
RHT 2015 Holdings	1,350,000

Total Pledged Shares	1,350,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class B Stock to Wells Fargo for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class B Stock
RES Holdings	700,000
A&Z 2015 Holdings	900,000
Total Pledged Shares	1,600,000

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons filing this Amendment, dated July 1, 2022.

Exhibit 99.2	Reclassification Agreement, dated June 30, 2022.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2022	By:

/s/ Richard Sands
Richard Sands

/s/ Robert Sands
Robert Sands

/s/ Abigail Bennett
Abigail Bennett

/s/ Zachary Stern
Zachary Stern

Astra Legacy LLC

	By:	/s/ Abigail Bennett
Name: Abigail Bennett
Title: President

A&Z 2015 Business Holdings LP
By: WildStar Partners LLC, its co-General Partner

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RSS 2015 Business Holdings LP
By: WildStar Partners LLC, its co-General Partner

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RES Master LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Authorized Person

RSS Master LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Authorized Person

RCT 2020 Investments LLC,
By: RCT 2015 Business Holdings LP, its sole member

/s/ Thomas M. Farace Name:
Thomas M. Farace Title:
Authorized Person

WildStar Partners LLC

/s/ Thomas M. Farace Name:
Thomas M. Farace Title:
Chief Executive Officer

RES Business Holdings LP
By: WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

SER Business Holdings LP
By: WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RHT 2015 Business Holdings LP
By: WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RSS Business Holdings LP
By: WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

SSR Business Holdings LP
By: WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RSS 2015 Business Holdings LP
By: WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RCT 2015 Business Holdings LP
By: WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

MAS Business Holdings LP
By: WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

NSDT 2009 STZ LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

NSDT 2011 STZ LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

RSS Business Management LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary

SSR Business Management LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary

LES Lauren Holdings LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

MES Mackenzie Holdings LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

The Marilyn Sands Master Trust

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Trustee

Sands Family Foundation

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary